AEM SPA

RECEIVED
SEP 30 2005
SEC 213 WASH. D.C. SECTION

FILE NO. 82-4911

N.
(da citare nella risposta)

AFG/SLS/SES/417/2005/MAN/cg

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

BY COL

05011606

September 28, 2005

Attention: Special Counsel, Office of International Corporate Finance

SUPPL

Dear Sir or Madam,

please find enclosed a copy, translated in English, of the convocation of the ordinary assembly which will take place on October 28, 2005 in first call and, if necessary, on November 4, 2005 in second call.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

PROCESSED
OCT 18 2005
THOMSON FINANCIAL

Very truly yours,

Nardone

Maria Angela Nardone
Company Secretary

10/3

Encl.

Cod.5968117 - 3.2004

Aem S.p.A.

Registered office in Milan, corso di Porta Vittoria 4

Fully paid up share capital for the sum of € 936,024,648.00

Tax number, VAT number and

Milan Companies' Register enrolment number

11957540153

CONVOCATION OF ORDINARY ASSEMBLY

The shareholders are hereby convoked for the ordinary assembly, which will be held at "Casa dell'Energia", Piazza Po n. 3, Milan, on 28th October 2005, at 11.00 am, for the first convocation, and if necessary, on 4th November 2005 for the second convocation, at the same time and place, in order to discuss the and resolve the following

AGENDA

1. Appointment of a Director; deliberations on the matter.

2. Report to the shareholders on the company performance and programmes, pursuant to article 12, paragraph two, of the company by-laws.

To partecipate at the meeting shareholders must ask brokers, adhering to the centralized management system Monte Titoli S.p.A, for the document referred to in art. 34 bis of Consob Regulations n. 11768. The request must be made at least two days before the meeting and shareholders will be required to come to the meeting with this document.

The Report on point 1. in the agenda and the Six-monthly Report, dated 30th June 2005, inclusive of the Auditor's Report and eventual observations made by the Board of Auditors, will be available for public consultation at the company offices, Borsa Italiana S.p.A., and on the website, www.aem.it fifteen days before the assembly takes place.

On behalf of the Board of Directors

The Chairman

Giuliano Zuccoli